 North America Structured Investments  4yr Uncapped Dual Directional Contingent Buffered Return Enhanced Note linked to SPX/RTY  The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.  Summary of Terms  Issuer: JPMorgan Chase Financial Company LLC.  Guarantor: JPMorgan Chase & Co.  Minimum Denomination: $1,000  Index: S&P 500 Index and Russell 2000 Index  Pricing Date: July 26, 2017  Observation Date: July 26, 2021  Maturity Date: July 29, 2021  Upside Leverage Factor: At least 1.20*Contingent Buffer Amount: 30.00%  Payment At Maturity: If the Final Value of each index is greater than its Initial Value, your payment at maturity per $1,000  principal amount note will be calculated as follows:  $1,000 + ($1,000 × Lesser Performing Index Return × Upside Leverage Factor)If (i) the Final Value of one Index is greater than its Initial Value and the Final Value of the otherIndex is equal to or is less than its Initial Value by up to the Contingent Buffer Amount or (ii) the  Hypothetical Total Returns*  Note Payoff at Maturity Index Performance$1,800  $1,600  $1,400  $1,200  $1,000  $800  $600  $400  -60% -40% -20% 0% 20% 40% 60%  Index Return  Final Value of each Index is equal to its Initial Value or is less than its Initial Value by up to the  Contingent Buffer Amount, your payment at maturity per $1,000 principal amount note will be Final Value Index Return  calculated as follows:  Absolute Total Return  Index Return on the Notes  1,000 + ($1,000 × Absolute Index Return of the Lesser Performing Index)  165.00  65.00%  N/A  78.00%  If the Final Value of either Index is less than its Initial Value by more than the Contingent BufferAmount, your payment at maturity per $1,000 principal amount note will be calculated as follows:  $1,000 + ($1,000 x Lesser Performing Index Return)  If the Final Value of either Index is less than its Initial Value by more than the Contingent Buffer  Amount, you will lose more than 30.00% of your principal amount at maturity and could lose all of  150.00 50.00% N/A 60.00%  130.00 30.00% N/A 36.00%  120.00 20.00% N/A 24.00%  your principal amount at maturity.  105.00  5.00%  N/A  6.00%  CUSIP:  46647MUP6  Preliminary Pricing  100.00  0.00%  N/A  0.00%  Supplement: https://sp.jpmorgan.com/document/cusip/46647MUP6/doctype/Product_Termsheet/document.pdf  For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.  95.00 -5.00% 5.00% 5.00%  90.00  -10.00%  10.00%  10.00%  Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit  risk of JPMorgan Chase & Co., as guarantor of the notes.  70.00  -30.00%  30.00%  30.00%  69.99  -30.01%  N/A  -30.01%  * The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 1.20  60.00  -40.00%  N/A  -40.00%  - The “total return” as used above is the number, expressed as a percentage, that results from comparing the payment atmaturity per $1,000 principal amount note to $1,000.  - The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticalsdo not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenseswere included, the hypothetical returns and hypothetical payments shown above would likely be lower.  40.00 -60.00% N/A -60.00%  20.00 -80.00% N/A -80.00%  0.00 -100.00% N/A -100.00%  J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

J.P.Morgan

4yr Uncapped Dual Directional Contingent Buffered Return Enhanced Note linked to SPX/RTY

Selected Risks

- Your investment in the notes may result in a loss. The Notes do not guarantee any return of principal.
- Your maximum gain on the notes if the Lesser Performing Index return is negative is limited by the contingent buffer amount
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Financial or JPMorgan Chase & Co.
- The benefit provided by the contingent buffer amount may terminate on the Observation Date.
- No interest or dividend payments, voting rights, or ownership rights with the securities included in the Index.
- As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- You are exposed to the risks associated with small capitalization companies.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable preliminary price supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-222672 and 333-222672-01

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com